PART I. FINANCIAL INFORMATION

Item 2. Management's Discussion and Analysis of Financial
Condition and Results of Operations:

Plan of Operation

We currently supply a subscription service that links both
Service providers (e.g. retailer) with consumers. Our Global web site can be accessed anywhere in the world. We offer our service at affordable prices to both Corporate and Individual Club
Members.

Our company presently has no internal source of liquidity. We believe we can satisfy our cash requirements over the next twelve months through a combination of revenues through our Canadian subsidiary, revenues through our company, and the sale of common stock. To increase our customer base and provide for capital expenditures and research and development of new products, we will have to secure a significant amount of additional funding through registration and sale of 1,000,000 common shares.

We have not made any material commitments at this time for capital expenditures. Should we be successful in our offering of 1,000,000 shares, we anticipate incurring additional capital expenditures, marketing, research and other costs of approximately $2,000,000 (the offering amount).

As our company is primarily an Internet business, our emphasis will be on electronic products and services. The delivery will be through the Internet. Any other products (e.g. non-electronic) will be shipped from either our Canadian or U.S. companies, depending on which would offer the most practical and/or profitable handling.

We propose to develop the following products over the term of our plan:

a)  customer e-mail support
b)  information dissemination and forwarding
c)  search engine submissions
d)  domain name registration
e)  message boards
f)  dissemination of data based financial information
g)  handling of personalized investor and stock information
h) secure site-to-site real time video, audio, and text-based communication
i)  site to site executive meetings
j)  sale of hardware and software


k)  sale of other non-computer related products.

Assuming a full subscription of our offering, we expect to significantly increase the number of employees during the next year. We anticipate the increase should not exceed six part or full time employees.

Financial Condition and Results of Operations

Our Company had no revenues during the nine-month period ending June 30, 2002. Our Company has been engaged from inception in organizational activities only and is considered a development stage company because it has no significant operating revenues and, planned principal operations have not commenced. Our Canadian subsidiary had revenues of $3,991.00 for the eleven months ended June 30, 2002 compared to $271.00 for the corresponding previous period. We expect our revenues to continue to increase based on a number of factors such as: referrals from existing Corporate Members, Individual Members, and new Independent Sales Representatives. We have also added new products since launching our web site. These products include hyper linked web sites, customer survey, sub category listings, and picture-upload and display.